Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

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Roche

Roche: Investor Update

September 10, 2003

Roche plans to issue Eurodollar bond

After the recent establishment of its European Medium Term Note Programme as well as the successful completion of its Euro and Sterling transactions, Roche plans to issue an intermediate dated Eurodollar bond of benchmark size, specifically targeted to Swiss investors.

The new bond will be issued out of Roche Holdings Inc, with a Keep Well Agreement from Roche Holding Ltd, and documented under the existing EMTN Programme. Roche Holdings Inc. is the US subholding, which consolidates the Group's US pharmaceutical and diagnostic businesses including Genentech.

Marketing for the transaction is planned for September 15 and 16, 2003 in Zurich, Basel, Geneva and Lugano.

Roche IR contacts:
Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Dr. Mathias Dick
Phone: +41 (61) 688 80 27
e-mail: mathias.dick@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach, 4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

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